Mail Stop 4561

September 14, 2005

By U.S. Mail and facsimile to (423)623-6020

Mr. Christopher Triplett
Chief Financial Officer
United Tennessee Bankshares, Inc.
344 West Broadway
Newport, TN 37821-0249

> **Re: United Tennessee Bankshares, Inc.**
> **Amendment No. 2 to Preliminary Schedule 14A**
> **Filed September 6, 2005**
> **File No. 000-23551**

Dear Mr. Triplett:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Special Factors, page 12

Background of the Going Private Merger Proposal, page 12

1. Please disclose your supplemental response to prior comment 3.

2.   We refer you to prior comment 3 and your disclosure following the fourth bullet point on page 13. Your response indicates that the board of directors determined that "it was in the best interest of [your] shareholders to reject the offer." In view of the fact that this offer consisted of cash and stock, please identify Company A by name in the proxy statement. The identity of Company A is material, given your evaluation of the trading volume, performance and liquidity of that financial institution's stock. You should also explain in more detail why the characteristics of its stock and the terms of the offer supported the board's conclusion to reject the offer.

Summary Term Sheet Regarding the Going Private Merger

Background of the Going Private Merger Proposal, page 15

3.   We note your revised disclosure in response to comment 7 where you state on page 15 that converting to a Subchapter S entity would require that shareholders be reduced to 100 or fewer. Please revisit the regulations regarding Subchapter S eligibility to ensure that the requirement is not 75 or fewer and revise your disclosure or advise.

4.   We note your disclosure on page 15 that United Tennessee decided to pursue the potential acquisition of another financial institution at the end of the January board meeting. Please explain why the board chose to pursue a specific acquisition target rather than one of the other options presented by Triangle in the first full paragraph on page 15. More specifically, why was the pursuit of an acquisition target a better option than the other alternatives? Why did the board target one particular company in its acquisition strategy? In this regard, it appears that Triangle included a number of other companies in its acquisition analysis of January 15, 2005. Also, explain why the board elected to pursue a going private transaction after it learned that the acquisition target was not interested. Why at that point was a going private transaction the best alternative? Were there no other companies that were viable merger or acquisition partners?

Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal, page 22

5.   In response to former comment 13, you have added disclosure pertaining to the fairness of the transaction with regard to unaffiliated shareholders who are cashed out. You have listed one benefit and four detriments to these shareholders. Please explain how you arrived at an overall fairness determination given this balance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: Linda Crouch
        Baker Donelson Bearman, Caldwell & Berkowitz, PC
        207 Mockingbird Lane
        PO BOX 3038 CRS
        Johnson City, TN 37602